Exhibit 99.2

Imperial Tobacco Group PLC

19 July 2007

Imperial Tobacco Group PLC

Circular relating to the proposed acquisition of Altadis S.A.

Copies of this Circular have been forwarded to the Financial Services Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, telephone 020 7066 1000.

The Extraordinary General Meeting to approve the proposed acquisition of Altadis S.A. is to be held at the Bristol Marriott Hotel, City Centre, 2 Lower Castle Street, Old Market, Bristol BS1 3AD at 2.30 p.m. on 13 August 2007.

For further information, please contact:

Alex Parsons                                                                                                                 Telephone: +44 (0)7967 467241

(Group Media Relations Manager)

Simon Evans                                                                                                                  Telephone: +44 (0)7967 467684

(Group Press Officer)

John Nelson-Smith                                                                                  Telephone: +44 (0)7919 391866

(Investor Relations Manager)